

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

<u>Via E-mail</u>
Ian T. Blackley
Senior Vice President, Chief Financial Officer
and Treasurer
Overseas Shipholding Group, Inc.
1301 Avenue of the Americas
New York, NY 10019

>       **Re:     Overseas Shipholding Group, Inc.**
>               **Form 10-K for the Fiscal Year Ended December 31, 2012**
>               **Filed August 26, 2013**
>               **File No. 1-06479**

Dear Mr. Blackley:

We refer you to our comment letter dated December 6, 2013 regarding business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     Max Webb
        Assistant Director
        Division of Corporation Finance